
07008276

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Hadley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mandel & King

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
NOV 08 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MANDEL & KING C.P.A.s
CERTIFIED PUBLIC ACCOUNTANTS
[illegible] THIRD STREET, SUITE 800
SAN FRANCISCO, CA 94103-[illegible]09
(415) 777-5007
FAX (415) 543-1829

STEVEN G. KING, C.P.A.

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Director's
M. Hadley Securities

We have audited the accompanying statement of financial condition of M. Hadley Securities, Inc. as of June 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Hadley Securities, Inc. as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Mandel & King, CPA's

San Francisco, California
August 29, 2007

M. HADLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Current Assets:		
Cash and cash equivalents	$	42,702
TOTAL ASSETS	**$**	**42,702**

LIABILITIES AND NET ASSETS

Current Liabilities:		
Accounts payable	$	1,000
Income Taxes Payable		4,637
TOTAL LIABILITIES		5,637
Stockholder's Equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 2,000 issued and outstanding		2,000
Retained earnings		35,065
TOTAL STOCKHOLDERS' EQUITY		37,065
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**42,702**

The accompanying notes are an integral part of these financial statements.

M. HADLEY SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
JUNE 30, 2007

REVENUES	
Commission income	$ 33,108
Interest income	261
TOTAL REVENUE	33,369
EXPENSES	
Professional fees	3,724
Commission expense	1,017
Insurance	655
Dues & subscriptions	295
Assessments	150
Other operating expenses	36
TOTAL EXPENSES	5,877
Net Income (loss) before income tax provision	27,492
Income tax provision	16,624
NET INCOME (LOSS)	$ 10,868

The accompanying notes are an integral part of these financial statements.

M. HADLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2006	$ 2,000	$ 24,197	$ 26,197
Net income (loss)		10,868	10,868
Balance, at June 30, 2007	$ 2,000	$ 35,065	$ 37,065

The accompanying notes are an integral part of these financial statements.

M. HADLEY SECURITIES, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:		
Net income (loss)		$ 10,868
Adjustment to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Prepaid income taxes	130	
Deferred income taxes	11,057	
(Decrease) increase in:		
Income taxes payable	4,637	
Total adjustments		15,824
Net cash and cash equivalents provided by (used in) operating activities		26,692
Net increase (decrease) in cash and cash equivalents		26,692
Cash Balance July 1, 2006		16,010
Cash Balance June 30, 2007		**$ 42,702**

Supplemental disclosure of cash flow information

Cash and cash equivalents paid during the year for	
Income taxes	$ 800
Interest	$ -

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Notes to Financial Statements
June 30, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

M. Hadley Securities, Inc. (the "Company") was incorporated on December 29, 1994 in California and obtained a license as a security broker/dealer on June 8, 1995. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money and market accounts as cash equivalents.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade basis, however there is no material difference between trade date and settlement date for the Company.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

M. Hadley Securities, Inc.
Notes to Financial Statements
June 30, 2007

Note 2: **RELATED PARTY TRANSACTIONS**

The Company shares facilities and staff with a Registered Investment Advisor (the "RIA") company wholly owned by the sole stockholder of the Company. These companies are parties to an agreement whereby the RIA provides office space, furniture and equipment, and administrative staff. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is not charged a fee for these benefits as management believes the impact on the RIA is immaterial to that company.

Had the Company had to pay its own rent, equipment, and personnel, the difference in the results of its operations would be immaterial.

Note 3: **INCOME TAXES**

For the year ended June 30, 2007, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ 3,395	$ 2,042	$ 5,437
Deferred tax expense	7,176	4,011	11,187
	$10,571	$ 6,053	$ 16,624

Note 4: **COMPUTATION OF NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2007, the Company had net capital of $36,857 which was $31,857 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,637) to net capital was 0.15 to 1, which is less than the 15 to 1 maximum ratio allowed.

M. Hadley Securities, Inc.
Notes to Financial Statements
June 30, 2007

Note 5: **RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $3,204 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 40,061
Retained earnings	$ (2,996)	
Haircuts on securities	(208)	
Total adjustments to net capital		(3,204)
Net capital per audited statements		$ 36,857

M. HADLEY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1 AS OF JUNE 30, 2007

Computation of net capital		
Stockholders' equity:		
Common stock	$ 2,000	
Retained earnings	35,065	
Total stockholders' equity		$ 37,065
Less: Non allowable assets:		
Net adjustments to capital		-
Net Capital before haircuts		37,065
Less: Adjustment to net capital		
Haircuts on money market fund	(208)	
Total adjustment to net capital		(208)
Net Capital		36,857
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 376	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		**$ 31,857**
Percentage of aggregate indebtedness to net capital	0.15:1	

There is a $3,204 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2007. See Note 5.

M. HADLEY SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF JUNE 30, 2007

A computation of reserve requirement is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

M. HADLEY SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2007

Information relating to possession or control requirements is not applicable to M. Hadley Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(1).

See independent auditor's report

MANDEL & KING, CPA'S

M. Hadley Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2007

MANDEL & KING C.P.A.S

STEVEN G. KING, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS
5 THIRD STREET, SUITE 800
SAN FRANCISCO, CA 94103-3209
(415) 777-5007
FAX (415) 543-1829

MEMBER
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
M. Hadley Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M. Hadley Securities, Inc., (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mandel & King, CPA's
Mandel & King, CPA's
San Francisco, CA
August 29, 2007

END